CARGO Therapeutics, Inc.

1900 Alameda De Las Pulgas, Suite 350

San Mateo, California 94403

November 7, 2023

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Christine Torney
Mary Mast
Jimmy McNamara
Tim Buchmiller

Re:	CARGO Therapeutics, Inc. Registration Statement on Form S-1 (Registration No. 333-275113)

To the addresses set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-275113) (the “Registration Statement”) of CARGO Therapeutics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on November 9, 2023, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Phillip Stoup at (415) 395-8216 or Benjamin A. Potter at (650) 470-4809.

Thank you for your assistance in this matter.

Sincerely,

CARGO THERAPEUTICS, INC.

By:	/s/ Gina Chapman
Gina Chapman
Chief Executive Officer

cc:	Anup Radhakrishnan, CARGO Therapeutics, Inc.

Halley Gilbert, CARGO Therapeutics, Inc.

Benjamin A. Potter, Latham & Watkins LLP

B. Shayne Kennedy, Latham & Watkins LLP

Phillip S. Stoup, Latham & Watkins LLP

Denny Won, Cooley LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Peinsipp, Cooley LLP